UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

For annual reports of employee stock purchase, savings and similar plans pursuant to section 15(d) of the Securities Exchange Act of 1934

(Mark one)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

Or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission File Number 1-5057

A.                       Full title of the plan and the address of the plan, if different from that of the issuer named below:

OFFICEMAX
SAVINGS PLAN

B.                         Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

OFFICEMAX INCORPORATED

263 Shuman Boulevard

Naperville,  IL 60563

OFFICEMAX
SAVINGS PLAN

Financial Statements and Supplemental Schedules

(With Report of Independent Registered Public Accounting Firm)

December 31, 2008

Page (s)
Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2008 and 2007	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	5

Notes to Financial Statements	6-16

Supplemental Schedules:

Schedule I – Form 5500 - Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year) at December 31, 2008	17

Schedule II – Form 5500 – Schedule H, Line 4 (j) - Schedule of Reportable Transactions at December 31, 2008	18

Signatures	19

Exhibit:

23. Consent of Independent Registered Public Accounting Firm	21

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Board of Directors and the Retirement Committee of OfficeMax Incorporated and the Plan Administrator of the OfficeMax Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the OfficeMax Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2008 and schedule H, line 4j — schedule of reportable transactions for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chicago, Illinois

June 29, 2009

OFFICEMAX

SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Investments, at fair value:
Common collective fund	$174,786,264	$189,116,823
Registered investment companies	151,297,560	236,442,644
Self-directed investment accounts	10,412,291	20,306,948
OfficeMax common stock fund	4,579,486	9,707,494
OfficeMax ESOP fund	43,937,858	51,575,111
Total investments at fair value	385,013,459	507,149,020

Participant loans	6,436,007	7,269,036

Receivables:
Participant contributions	1,427	0
Employer contributions	451	255,671
Total receivables	1,878	255,671

Liabilities	(15,084)	0

Net assets available for benefits, before adjustment	391,436,260	514,673,727

Adjustment from fair value to contract value for interest in a common collective fund relating to fully benefit-responsive contracts	2,376,775	52,634

Net assets available for benefits	$393,813,035	$514,726,361

See accompanying notes to financial statements.

OFFICEMAX

SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2008

Additions:
Investment income, excluding net depreciation and realized losses from investments sold:
Interest income	$7,525,294
Dividend income	8,629,427
Interest on participant loans	367,351
Contributions:
Employer, net of forfeitures	8,708,052
Participant, including rollovers	23,466,664

Other additions	25,119

Total additions	48,721,907

Deductions:
Net losses from investments sold-self-directed investment accounts	2,817,757
Net losses from investments sold-other	4,213,573
Net depreciation in fair value of investments-self-directed investment accounts	20,696,559
Net depreciation in fair value of investments-other	64,502,124
Participant withdrawals	76,740,546
Administrative expenses	664,674

Total deductions	169,635,233

Net change	(120,913,326)

Beginning balance per Statement of Net Assets Available for Benefits	514,726,361
Ending balance per Statement of Net Assets Available for Benefits	393,813,035

Net change	$(120,913,326)

See accompanying notes to financial statements.

OFFICEMAX
SAVINGS PLAN

Notes to Financial Statements

December 31, 2008

(1)                     Description of Plan

The following brief description of the OfficeMax Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description and to the plan document for more complete information.

(a)                     General

On December 31, 2004, OfficeMax Incorporated (the Company) merged the Boise Cascade Qualified Employee Savings Trust (QUEST), the Boise Cascade Corporation Retirement Savings Plan (RSP), and the OfficeMax, Inc. Savings Plan into the Boise Cascade Corporation Savings and Supplemental Retirement Plan (SSRP). This left the Company with one consolidated savings plan. Effective January 1, 2005, the resulting combined plan was renamed the OfficeMax Savings Plan.

The Plan is a defined contribution plan containing a “cash or deferred arrangement” as described in Section 401(k) of the Internal Revenue Code of 1986 (Code) which, subject to minimum age and hours requirements, covers all eligible employees of the Company, including employees who had formerly participated in the OfficeMax, Inc. Savings Plan, RSP, or QUEST. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is intended to be an “individual account plan” in accordance with Section 404(c) of ERISA and is intended to satisfy the requirements of Department of Labor Regulation §2550.404c-1.

The Plan is administered by the Company. Effective April 1, 2009, Vanguard Fiduciary Trust Company (VFTC) replaced State Street as the Plan trustee and Vanguard Group, Inc. (Vanguard) replaced Citistreet as record keeper, respectively. The Plan is part of a bundled service arrangement through Vanguard with various investment options.

(b)                    Participant Contributions

Participants not identified as highly compensated individuals may contribute to the Plan, in whole percentages, 1% to 50% of their eligible compensation except that Puerto Rican participants may contribute 1% to 10% of eligible compensation. Contributions may only be made on a before-tax basis.

Contributions by highly compensated participants who have been classified as such for two or more consecutive years are restricted to 3% of eligible compensation. Contributions by highly compensated participants who have been classified as such for only one year are restricted to 7% of eligible compensation.

As of January 1, 2008, any Puerto Rican participant who takes a hardship distribution from the Plan, and who would otherwise be eligible to contribute to the Plan, may not contribute to the Plan for a period of twelve months after such distribution.

(c)                  Company Match

During 2008, the Company had a company match and the participants were eligible to receive Company matching contributions in the form of cash in the amount of $0.50 for every dollar contributed up to the first 6% of eligible earnings.

During 2009, the Plan was amended to suspend Company matching contributions under the Plan effective as of the first paychecks issued after March 6, 2009. After March 6, 2009, matching contributions may be made at the sole discretion of the Company.

(d)                     Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company match, if any, and an allocation of Plan earnings and expenses based upon the relative account balances and investment funds in which the participant’s account is invested. The benefit to which a participant is entitled upon retirement or termination of employment is the amount of the participant’s vested account balance.

(e)                    Vesting

A participant’s Before Tax Contribution Account, After Tax Contribution Account (if applicable to the extent the participant was able to make such contributions under a predecessor plan prior to January 1, 2005), and Rollover Contribution Account, each defined under the Plan, are always 100% vested and non-forfeitable.

For participants who are hired on or after January 1, 2005, a participant’s Employer Account, defined in the Plan, and which contains any Company matching funds received by the participant,  shall be 100% vested and non-forfeitable upon the earliest of: attaining age 65; completing three years of service with the Company;  or death while employed by the Company.

For participants who began participating in the Plan prior to January 1, 2005, a participant’s Employer Account is 100% vested.

(f)                      Forfeitures

Upon a participant’s termination of employment, amounts not fully vested are forfeited upon the earlier of the date the terminated participant takes a distribution or experiences a one-year break in service. However, if the participant is reemployed prior to incurring five consecutive one-year breaks in service, such forfeiture shall be restored, without interest. Forfeited amounts may be used to reduce the amount of current Company contributions to the Plan, to restore forfeitures to eligible participants upon their reemployment or to pay administrative expenses of the Plan.  During 2008, forfeitures totaled approximately $340,000.

(g)                     Investment Options

Beginning April 1, 2008, participants may direct their contributions to any of the following investment options. Vanguard is the investment manager for each of these funds except for the OfficeMax Common Stock Fund and the VBO Vanguard Brokerage Option.

Vanguard 500 Index Fund

Vanguard Small-Cap Index Fund

Vanguard Total Bond Market Index Fund

Vanguard Total International Stock Index Fund

Vanguard Target Retirement Income Fund

Vanguard Target Retirement Fund 2005

Vanguard Target Retirement Fund 2010

Vanguard Target Retirement Fund 2015

Vanguard Target Retirement Fund 2020

Vanguard Target Retirement Fund 2025

Vanguard Target Retirement Fund 2030

Vanguard Target Retirement Fund 2035

Vanguard Target Retirement Fund 2040

Vanguard Target Retirement Fund 2045

Vanguard Target Retirement Fund 2050

Vanguard Retirement Savings Trust V

Vanguard REIT Index Fund

OfficeMax Common Stock Fund

VBO Vanguard Brokerage Option

Investments in these funds include corporate debt and equity securities; interests in pooled or collective investment funds; mutual funds; interest rate contracts with banks, insurance companies, and corporations; and government obligations. The Plan also offers a brokerage option. This option affords more flexibility in choosing retirement savings investments by allowing participants, at their discretion, to invest in New York Stock Exchange, American Stock Exchange, and NASDAQ listed stock, most corporate and government bonds, and mutual funds from other fund families. Investments will be made in accordance with guidelines in the plan document; the Trust Agreement between VFTC, as trustee, and the Company; and in accordance with investment policies established by the Company.

The Company sends participant contributions to the trustee as soon as administratively feasible and the trustee invests participants’ contributions, and earnings thereon, among the investment funds as directed by each participant.

Participants have the right to change the amount of their contributions, the investment funds in which contributions are invested, and to transfer existing account balances among the Plan’s investment funds on a daily basis with some restrictions.

Prior to April 1, 2008, participants were able to direct their contributions to any of the following investment options. The investment manager for each fund is listed below.

Fund	Investment Manager(s)
Conservative Asset Allocation Fund	State Street Global Advisors (SSGA)
Moderate Asset Allocation Fund	State Street Global Advisors
Aggressive Asset Allocation Fund	State Street Global Advisors
Stable Value Fund	INVESCO Institutional (N.A.), Inc. (INVESCO)
Bond Market Index Fund	State Street Global Advisors
S&P 500 Index Fund	State Street Global Advisors
Mid/Small Cap Index Fund	State Street Global Advisors
International Equity Index Fund	State Street Global Advisors
Real Estate Index Fund	State Street Global Advisors
OfficeMax Common Stock Fund	Not applicable
Self Managed Account (brokerage option)	Not applicable

(h)                      Participant Loans

Beginning January 1, 2005, a participant may borrow the lesser of (1) $50,000 reduced by the highest outstanding loan balance during the previous 12 months, or (2) 50% of his or her vested account balance in all contribution accounts not invested in the brokerage option account, with a minimum loan amount of $1,000. For years prior to 2005, a participant could borrow the lesser of (1) $50,000 reduced by the highest outstanding loan balance during the previous 12 months, (2) 50% of his or her combined balance in the before-tax account, rollover account, and vested Company contribution account, or (3) the total market value of the participant’s before-tax, after-tax and rollover account balances not invested in the brokerage option account, with a minimum loan amount of $1,000. However, for participants in the OfficeMax, Inc. Savings Plan for years prior to 2005,  participants could borrow from their investment fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the current value of their vested account balance.

Beginning January 1, 2005, new loans are repayable over a maximum of five years. Loans issued prior to January 1, 2005, are repayable through payroll deductions over periods ranging from one to ten years, except that loans issued from the OfficeMax, Inc. Savings Plan have a maximum term of five years.

As of January 1, 2005, the participant loan rate for all new loans is equal to the Prime Rate plus 1% and set once a month. For participant loans prior to January 1, 2005, the plan administrator determined the interest rate, which was based on prevailing market conditions and fixed over the life of the loan. However, for participant loans in the OfficeMax, Inc. Savings Plan prior to January 1, 2005, the interest rate on participant loans was equal to the Prime Rate published in the Wall Street Journal on the first day of the calendar quarter in which the loan was effective plus 1%. Interest rates on loans outstanding in the Plan at December 31, 2008 ranged from 4.0% to 9.25%. Interest rates on loans outstanding in the Plan at December 31, 2007 ranged from 4.0% to 9.5%.

Participant loans are valued at amortized cost, which approximates fair value.

(i)                         ESOP Fund

The ESOP is a financial component added to the Plan in 1989 to facilitate the Company’s matching contributions for certain participants described below. The ESOP fund consists of Company matching contributions as described below; employees cannot invest any other contributions in the ESOP fund component.

On July 10, 1989, the plan trustee acquired 6,745,347 shares of OfficeMax Incorporated (formerly Boise Cascade Corporation) Series D Convertible Preferred Stock (Preferred Stock) for $303,541,000 using proceeds from loans made or guaranteed by the Company. Shares of Preferred Stock were allocated to certain participants’ accounts in accordance with the terms of the ESOP component. Matching allocations were made to eligible participants’ ESOP accounts equal in value at the time made in 2004, for employee participants not in the contract office supply business, at a rate of 70% of the participants’ contributions to the Plan, up to the first 6% of the participant’s eligible compensation, and at a rate of 50% for employee participants in the contract office supply business, up to the first 6% of the participant’s eligible compensation. The Company made cash contributions to the ESOP component of the Plan through 2004 which, when aggregated with dividends paid on the Company’s Series D Convertible Preferred Stock (Preferred Stock) held in the ESOP component, equaled the amount necessary to enable the trustee to make its regularly scheduled payments of principal and interest due on the term loan, proceeds of which were used by the trustee to acquire the Preferred Stock. The final loan payment was made on June 28, 2004, resulting in no further contributions of this kind being made to the Plan. However, the Company contributed additional cash to settle retired shares for a short period in late 2003 and early 2004. This allowed the retired shares to stay in the ESOP component and be reissued for use as Company match. The purpose of making the additional contributions was to make certain that there were enough shares available to allocate for Company match through the end of 2004. A small balance of 85,019 recycled shares remained in the ESOP component to be allocated at December 31, 2004, and was used for Company match in 2005. The matching rate for all participants in 2005 was 50%, up to the first 6% of the participant’s eligible compensation. Since the shares ran out on September 23, 2005, the Company match has been made in cash.

The Preferred Stock had an issue price of $45 per share, can be converted by the Plan’s trustee at any time into Common Stock at a conversion ratio of .80357 share of Common Stock for each share of Preferred Stock, and pays an annual dividend, in semiannual installments, of $3.31875 per share. Subject to certain restrictions prior to June 28, 1993, and at any time thereafter, the Company can redeem the Preferred Stock. The Preferred Stock may not be redeemed for less than the $45 per share liquidation preference. At December 31, 2008 and December 31, 2007, the Preferred Stock was valued at $45 per share, which represents the minimum amount at which it can be redeemed.

For participants hired on or before October 31, 2003 (except participants formerly in QUEST, RSP or the OfficeMax, Inc. Savings Plan who were merged into the SSRP on December 31, 2004), the Company matched eligible participant contributions by allocating shares of Preferred Stock from the Employee Stock Ownership Plan (ESOP) component of the Plan to the participant’s account . The Company made cash contributions to the ESOP component of the Plan through 2004 which, when aggregated with dividends paid on the Company’s Series D Convertible Preferred Stock (Preferred Stock) held in the ESOP component, equaled the amount necessary to enable the trustee to make its regularly scheduled payments of principal and interest due on the term loan, proceeds of which were used by the trustee to acquire the Preferred Stock. The final loan payment was made on June 28, 2004, resulting in no further contributions of this kind being made to the Plan.

Holders of preferred stock in the ESOP fund are entitled to vote on all matters submitted to a vote of the stockholders of the Company, voting together with the holders of Common Stock as one class. Participants invested in the ESOP Fund shall be entitled to one vote for each share of Preferred Stock allocated to them based on the amount of their investment in the ESOP fund.

From January 1, 2008 to December 31, 2008, a participant could diversify sixty-six percent of the participant’s investment in the ESOP Fund. Beginning January 1, 2009, a participant may diversify any portion of the participant’s investment in the ESOP Fund.

(j)                         Distributions

On termination of employment, where an account balance is greater than $1,000, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or partial withdrawals or payments over varying periods, or may elect to defer distribution completely. On termination of employment, where an account balance is $1,000 or less, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. The $1,000 limit was $5,000 prior to March 28, 2005.

A participant may elect to receive proceeds of a withdrawal from the ESOP or Common Stock Funds in cash or in whole shares of Company common stock. Any fractional shares shall be distributed in cash.

(2)                     Summary of Accounting Policies

The Plan follows the significant accounting policies listed below:

(a)                      Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

As described in Financial Accounting Standards Board Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the FSP, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

(b)                     Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(c)                      Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 7, Fair Value Measurements, for a discussion of the fair value measurement of Plan investments.

Net gains (losses) from investments sold and net appreciation (depreciation) in fair value of investment are reflected in the statement of changes in net assets available for benefits and includes realized gains and losses on investments bought and sold and the change in appreciation from one period to the next, respectively. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Acquisition costs are included in the cost of investments purchased, and sales are recorded net of selling expenses.

(d)                     Payment of Benefits

Benefit payments to participants are recorded upon distribution.

(e)       Expenses

The Plan provides that all expenses of administration of the Plan shall be paid out of the assets of the Plan, except for those administration expenses paid by the Company. Substantially all expenses of administration of the Plan are paid by the Plan. Investment management fees and expenses incident to the purchase and sale of securities incurred by the investment funds of the Plan are paid from the assets of the fund to which they relate.

(f)                        Rollovers from Other Plans

During the plan year ended December 31, 2008, certain participants transferred their account balances from other tax-qualified profit sharing/401(k) plans sponsored by previous employers into the Plan. These rollover contributions totaled $1,170,052.

(g)                     New Accounting Standards

In September 2006, Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), was issued and is effective for fiscal years beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 was effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis in the financial statements. Effective January 1, 2008, the Company adopted the provisions of SFAS 157 which did not have a material impact on the Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits. See Note 7, Fair Value Measurements for information and related disclosures regarding fair value measurements.

(h)                     Risk and Uncertainties

The Plan offers a number of investment options including the OfficeMax Common Stock Fund and a variety of pooled or collective investment funds. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across several participant-directed fund elections (see note 1). Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the ESOP and OfficeMax Common Stock Funds, which invest in securities of a single issuer. As of December 31, 2008, the Plan’s total investment in OfficeMax Common Stock is $4,579,486.

(i)                        Reclassifications

Certain amounts included in the prior year financial statements have been reclassified to conform with the current year presentation.

(3)                     Related Party Transactions

The Plan invests in shares of registered investment companies managed by an affiliate of VFTC, and, prior to April 1, 2008, invested in shares of registered investment companies managed by an affiliate of State Street. As VFTC and State Street acted as trustee for Plan investments, transactions in such investments qualify as permitted party-in-interest transactions (as defined by ERISA) which are exempt from the prohibited transaction rules. OfficeMax as the plan sponsor is also a related party. Plan investments in OfficeMax common and preferred stock are permitted party-in-interest transactions. Participant loans are also permitted party-in-interest transactions.

(4)                     Plan Termination

While the Company has not expressed any intention to do so, it has the right to terminate the Plan at any time. In the event of Plan termination, participants will become fully vested in their accounts.

(5)                     Nonparticipant-directed Investments

Only investments in the ESOP Fund are nonparticipant-directed investments. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2008	2007
Net assets:
OfficeMax ESOP Fund	$43,937,858	$51,575,111

Year Ended December 31, 2008
Change in net assets:
Dividend income	$3,491,661
Transfers	(4,851,382)
Participant withdrawals	(6,277,532)
$(7,637,253)

(6)                     Income Tax Status

The Plan obtained its latest determination letter on August 18, 2003, wherein the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since filing for the determination letter. However, the Company believes that the Plan, as modified, continues to be in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan was qualified and the related Trust was tax exempt as of the financial statement date.

The Plan covers participants who are Puerto Rican residents. As such, a separate determination letter application must be made to the Puerto Rican Hacienda (Puerto Rican equivalent of the United States Internal Revenue Service) for qualification under the Puerto Rican Internal Revenue Code. The Plan’s application for a favorable determination letter to the Puerto Rican Hacienda was in process by outside counsel as of the end of the plan year and was completed in 2009. The Plan was found to have been in compliance with the applicable requirements of the Puerto Rican Hacienda and, therefore, qualified as tax exempt as of the financial statement date.

(7)                     Fair Value Measurements

The Plan’s investments are stated at fair value. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Common collective fund:  The Vanguard Retirement Savings Trust is a public investment vehicle valued using the net asset value (NAV) provided by Vanguard, the administrator of the fund.  The NAV is based on the value of the assets owned by the fund, less liabilities at year-end.  While the underlying assets are actively traded on an exchange, the fund is not.

Fully benefit-responsive investment contracts:  Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer. See Note 9, Vanguard Retirement Savings Trust (Stable Value Fund), for further discussion of fully benefit-responsive investment contracts.

Shares of registered investment companies: Valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

Company common stock held by the Plan:  Valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position.)

Series D Preferred Stock held by the ESOP component of the Plan:  Valued at $45 per share, based on a third party appraisal, which considered the dividend yield, liquidation preference, conversion feature and other terms of the Preferred Stock.

Equities: Valued at the last quoted bid prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

In establishing a fair value, there is a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The basis of the fair value measurement is categorized in three levels, in order of priority, as described below:

Level 1: Unadjusted quoted prices in active markets that are accessible to the plan at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices for identical or similar assets or liabilities in markets that are not active, or financial instruments for which all significant inputs are observable; either directly or indirectly.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable; thus, reflecting assumptions about market participants.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Investments at Fair Value as determined by quoted prices in active markets (Level 1)	Valuation techniques based on observable market data (Level 2)	Valuation techniques incorporating information other than observable market data (Level 3)	Total
Common collective fund	$—	$36,184,997	$—	$36,184,997
Fully benefit-responsive investment contracts	—	138,601,267	—	138,601,267
Registered investment companies	151,297,560	—	—	151,297,560
OfficeMax Common Stock Fund	4,579,486	—	—	4,579,486
OfficeMax ESOP Fund	—	—	43,937,858	43,937,858
Self-directed investment accounts:
Cash	17,905	—	—	17,905
Preferred corporate stock	11,186	—	—	11,186
Common corporate stock	4,892,696	—	—	4,892,696
Registered investment companies	5,490,504	—	—	5,490,504
Total Vanguard brokerage option	10,412,291	—	—	10,412,291

Total investments at fair value	$166,289,337	$174,786,264	$43,937,858	$385,013,459

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Balance, beginning of the year	$51,575,111
Dividend income	3,491,661
Withdrawals and transfers to other funds	(11,128,914)
Balance, end of the year	$43,937,858

(8)                     Investments

The following table represents the fair value of investments as of December 31, 2008. Individual investments that exceed 5% of the Plan’s net assets are separately identified (*):

As of December 31, 2008
Common collective fund:
Vanguard Retirement Savings Trust V*	$174,786,264

Registered investment companies:
Vanguard 500 Index Fund Investor Shares*	54,825,156
Vanguard REIT Index Fund Investor Shares	3,188,872
Vanguard Small-Cap Index Fund Investor Shares*	20,115,965
Vanguard Target Retirement 2005 Fund	1,944,098
Vanguard Target Retirement 2010 Fund	3,602,448
Vanguard Target Retirement 2015 Fund	7,053,173
Vanguard Target Retirement 2020 Fund	6,901,002
Vanguard Target Retirement 2025 Fund	5,651,850
Vanguard Target Retirement 2030 Fund	4,935,713
Vanguard Target Retirement 2035 Fund	3,850,300
Vanguard Target Retirement 2040 Fund	2,165,626
Vanguard Target Retirement 2045 Fund	1,019,844
Vanguard Target Retirement 2050 Fund	292,932
Vanguard Target Retirement Income	2,576,572
Vanguard Total Bond Market Index Fund Investor Shares	16,712,244
Vanguard Total International Stock Index Fund	16,461,765
151,297,560

OfficeMax Common Stock Fund	4,579,486
OfficeMax ESOP Fund*	43,937,858

Self-directed investment accounts
Cash	17,905
Preferred corporate stock	11,186
Common corporate stock	4,892,696
Registered investment companies	5,490,504
10,412,291
Total investments at fair value	385,013,459

Adjustment from fair value to contract value for interest in a common collective fund relating to fully benefit-responsive investment contracts	2,376,775

Total investments available for benefits	$387,390,234

The following table represents the fair value of investments as of December 31, 2007. Individual investments that exceed 5% of the Plan’s net assets are separately identified (*):

As of December 31, 2007
Common collective fund:
Stable value fund, at fair value*	$189,116,823

Registered investment companies:
Conservative asset allocation fund	5,145,717
Moderate asset allocation fund*	30,404,584
Aggressive asset allocation fund	16,010,802
Bond market index fund	11,957,914
S&P 500 index fund*	99,257,940
Mid/Small cap index fund*	35,148,666
International equity fund*	33,009,918
Real estate index fund	5,507,103
236,442,644

OfficeMax Common Stock Fund	9,707,494
OfficeMax ESOP Fund*	51,575,111

Self-directed investment accounts	20,306,948

Total investments at fair value	507,149,020
Adjustment from fair value to contract value for interest in a common collective fund relating to fully benefit-responsive investment contracts	52,634

Total investments available for benefits	$507,201,654

(9)                     Vanguard Retirement Savings Trust (Stable Value Fund)

The Vanguard Retirement Savings Trust and the predecessor Stable Value Fund managed by INVESCO holds or held certain guaranteed investment contracts and other fixed income securities (together, the Contracts). These Contracts were reported at estimated fair value as determined by the investment manager. The estimated fair value of the Contracts was based on current interest rates for similar investments with like maturities at December 31, 2008 and 2007.

These Contracts are fully benefit-responsive, which allows participants to initiate all permitted transactions, such as withdrawals, loans or transfers to other funds within the Plan at contract value.

As described in note 2: Summary of Significant Accounting Policies, because the Contracts are fully-benefit responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributed to the Contracts. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) termination of the Plan, (2) a material adverse change to the provisions to the Plan, (3) Employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, (4) terms of a successor plan do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The Company does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with participants is probable.

Contract issuers can terminate the Contracts and settle at other than contract value under very limited circumstances, such as a change in the qualification status of participant, employer, or plan; breach of material obligations under the Contracts and misrepresentation by the contract holder: or failure of the underlying portfolio to conform to the pre-established investment guidelines. The Company does not believe it is likely that any of the fully benefit-responsive contracts will be terminated.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The interest crediting rates for the Contracts are based upon formulas agreed upon with the issuer and, depending on the type of investment, are either fixed over the life of the investment or are reset each quarter based on the performance of the underlying investment portfolio.

During the year ended December 31, 2008, the average annual yield earned by the Vanguard Retirement Savings Trust was 3.67% and the average annual yield paid to participants was 3.38%. During the year ended December 31, 2007, the average annual yield earned by the Trust was 4.71% and the average annual yield paid to participants was 4.44%. Average annual yields are reported as of the Trust’s fiscal year end. During 2007, the Trust changed its fiscal year end from September 30 to December 31.

(10)                          Plan Amendments

During 2008, the Plan was amended as follows:

(a)                                  The Plan’s provisions for calculating service were revised.

(b)                                 The Plan’s distribution options for beneficiaries were expanded, and a new loan interest rate standard was adopted.

(c)                                  Effective on and after January 1, 2008, a participant may diversify sixty-six percent of his or her Individual ESOP Account. Effective January 1, 2009, a participant may diversify any portion of his or her Individual ESOP account or the OfficeMax Common Stock Fund.

(d)                                 Effective January 1, 2008, a Puerto Rican associate who takes a hardship distribution from the Plan and who is otherwise eligible to contribute to the Plan, may not contribute to the Plan or any other qualified or nonqualified plan maintained by the Company or affiliated companies for a period of 12 months after such withdrawal.

(e)                                  The Plan was amended to comply with Internal Revenue Service Regulation 415 effective January 1, 2008, as well as applicable provisions of the Pension Protection Act of 2006.

(11)          Subsequent Events

In April of 2009, the Treasury Department of the Commonwealth of Puerto Rico ruled that the Plan meets the requirements of Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, as amended, and that the trust established thereunder is entitled to exemption from local income taxes.

During 2009, the Plan was amended to suspend Company matching contributions under the Plan effective as of the first paychecks issued after March 6, 2009. After March 6, 2009, matching contributions may be made at the sole discretion of the Company.

Schedule I

OFFICEMAX
SAVINGS PLAN
Form 5500 — Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2008

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Units/Shares	Current value
	Common collective fund:
Vanguard Fiduciary Trust Company*	Vanguard Retirement Savings Trust V, at fair value	177,163,039	$174,786,264

	Registered Investment Companies:
Vanguard Fiduciary Trust Company*	Vanguard 500 Index Fund Investor Services	659,829	54,825,156
Vanguard Fiduciary Trust Company*	Vanguard REIT Index Fund Investor Services	262,891	3,188,872
Vanguard Fiduciary Trust Company*	Vanguard Small-Cap Index Fund Investor Shares	986,077	20,115,965
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2005 Fund	200,629	1,944,098
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2010 Fund	204,568	3,602,448
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2015 Fund	738,552	7,053,173
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2020 Fund	416,476	6,901,002
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2025 Fund	609,693	5,651,850
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2030 Fund	317,613	4,935,713
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2035 Fund	416,249	3,850,300
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2040 Fund	143,135	2,165,626
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2045 Fund	106,567	1,019,844
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement 2050 Fund	19,297	292,932
Vanguard Fiduciary Trust Company*	Vanguard Target Retirement Income	270,648	2,576,572
Vanguard Fiduciary Trust Company*	Vanguard Total Bond Market Index Fund Investor Shares	1,641,674	16,712,244
Vanguard Fiduciary Trust Company*	Vanguard Total International Stock Index Fund	1,525,650	16,461,765

OfficeMax Incorporated*	OfficeMax Common Stock Fund	594,265	4,579,486
OfficeMax Incorporated*	OfficeMax ESOP Fund	945,899	43,937,858

Vanguard Fiduciary Trust Company*	Self-Directed Investment Accounts: Vanguard Brokerage Option	n/a	10,412,291
Participants*	1,607 loans to participants, varying maturity dates through January 1, 2014, interest rates ranging from 4.0% - 9.25%		6,436,007

	Total investments and participant loans		$391,449,466

*      Party in interest.

See accompanying report of independent registered public accounting firm.

Schedule II

OFFICEMAX
SAVINGS PLAN
Form 5500 — Schedule H, Line 4(j) — Schedule of Reportable Transactions
December 31, 2008

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)

Total transactions exceeding 5%:

Vanguard Fiduciary Trust Company	Vanguard 500 Index Fund	$101,485,571	$—	$—	$101,485,571	$—
Vanguard Fiduciary Trust Company	Vanguard 500 Index Fund	—	18,208,954	20,519,982	18,208,954	(2,311,028)
Vanguard Fiduciary Trust Company	Vanguard Small-Cap Index Fund	35,490,942	—	—	35,490,942	—
Vanguard Fiduciary Trust Company	Vanguard Small-Cap Index Fund	—	5,852,355	6,423,248	5,852,355	(570,893)
Vanguard Fiduciary Trust Company	Vanguard Total Bond Market Index Fund	23,166,133	—	—	23,166,133	—
Vanguard Fiduciary Trust Company	Vanguard Total Bond Market Index Fund	—	6,423,095	6,510,926	6,423,095	(87,831)
Vanguard Fiduciary Trust Company	Vanguard Total International Stock Index Fund	33,915,280	—	—	33,915,280	—
Vanguard Fiduciary Trust Company	Vanguard Total International Stock Index Fund	—	6,260,547	7,455,127	6,260,547	(1,194,580)
Vanguard Fiduciary Trust Company	Vanguard Retirements Savings Trust V	215,054,748	—	—	215,054,748	—
Vanguard Fiduciary Trust Company	Vanguard Retirements Savings Trust V	—	37,911,883	37,911,883	37,911,883	—
State Street Global Advisors	State Street Global Advisors Short Term Investment Fund	34,791,050	—	—	34,791,050	—
State Street Global Advisors	State Street Global Advisors Short Term Investment Fund	—	195,754,378	195,754,378	195,754,378	—
INVESCO Institutional (N.A.), Inc.	Invesco Stable Value Fund	—	28,805,327	28,805,327	28,805,327	—

Individual transactions exceeding 5%:

INVESCO Institutional (N.A.), Inc.	Invesco Stable Value Fund	$—	$28,805,327	$28,805,327	$28,805,327	$—
State Street Global Advisors	State Street Global Advisors Short Term Investment Fund	28,805,327	—	28,805,327	28,805,327	—
State Street Global Advisors	State Street Global Advisors Short Term Investment Fund	—	187,384,118	187,384,118	187,384,118	—
Vanguard Fiduciary Trust Company	Vanguard Total International Stock Index Fund	28,483,348	—	28,483,348	28,483,348	—
Vanguard Fiduciary Trust Company	Vanguard Small-Cap Index Fund	31,041,184	—	31,041,184	31,041,184	—
Vanguard Fiduciary Trust Company	Vanguard 500 Index Fund	89,389,685	—	89,389,685	89,389,685	—
Vanguard Fiduciary Trust Company	Vanguard Retirement Savings Trust V	187,474,315	—	187,474,315	187,474,315	—

*      Party in interest.

See accompanying report of independent registered public accounting firm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OfficeMax Savings Plan

By:	/s/ Jeff Johnson
Jeff Johnson
Chair, Retirement Committee

Date: June 29, 2009

OFFICEMAX
SAVINGS PLAN

Filed with the Report
on Form 11-K for the Plan Year Ended
December 31, 2008

Index to Exhibits

Reference	Description	Page number
Exhibit 23	Consent of Independent Registered Public Accounting Firm Dated June 29, 2009	21